ASANKO GOLD COMPLETES GOLD FIELDS JOINT
VENTURE TRANSACTION

Highlights:

•	Completion of US$185m Joint Venture Transaction with Gold Fields

–	US$165 million received in cash from Gold Fields

–	Remaining US$20 million to be received in cash on an agreed Esaase development milestone but in any event no later than December 31, 2019

–	Asanko will continue to manage and operate the AGM for a fee of US$6 million per year

•	Cash used to repay in full the Red Kite project debt facility, Asanko now debt free

Vancouver, British Columbia, July 31, 2018 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce that it has completed the required transactions with subsidiaries of Gold Fields Limited (“Gold Fields”) (JSE, NYSE: GFI) for a 50% joint venture interest in Asanko’s 90% interest in the Asanko Gold Mine (“AGM”) and its associated properties in Ghana, West Africa (the “Transaction”).

Upon closing of the Transaction, Asanko received US$165 million in cash from Gold Fields, with the remaining US$20 million receivable in cash upon achievement of an agreed Esaase development milestone but in any event by no later than December 31, 2019. As previously announced, the Transaction will impact the recognition, presentation and measurement of assets and liabilities associated with Asanko’s Ghanaian operations. The Company expects to record a non-cash loss associated with the loss of control of the AGM and associated properties in Q2 2018, which is expected to be approximately $0.60 to $0.80 per share.

Peter Breese, President and CEO, said “Today marks an important milestone for Asanko as we conclude our JV Transaction with Gold Fields and emerge completely debt-free, with a strong partner, a solid long life production base, competitive cost profile, fully funded organic growth and significant exploration potential.

In anticipation of the closing of the transaction we have already established the various working groups with our new partners to ensure that the AGM continues to operate in an efficient manner. Once again we would like to thank the Ghanaian Government for all their assistance in facilitating the completion of this transaction well ahead of schedule.”

Repayment of the Red Kite Debt
Following the receipt of the cash proceeds pursuant to the Transaction, Asanko has repaid in full all outstanding principal and capitalized interest owing to EXP T2 Ltd. (“Red Kite”) under the Definitive Senior Facilities Agreement. There were no penalties associated with the repayment of the Red Kite debt. Red Kite’s current gold offtake agreement remains in effect until all outstanding ounces have been delivered to Red Kite or the joint venture elects to terminate the offtake and pay the associated termination fee.

Advisors
In connection with this transaction, BMO Capital Markets and Taurum International acted as financial advisors and McMillan LLP and Kimathi & Partners acted as legal counsel to Asanko.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater – Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the planned operations are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.